OM Financial Life Insurance Company
                               Old Mutual Financial Network Separate Account VA
                                             1001 Fleet Street - 6th Floor, Law
                                                      Baltimore, Maryland 21202
                                                               Kenneth W. Reitz
                                                      Associate General Counsel
                                                           Office: 410-895-0196
                                                              Fax: 410-895-0085
                                                    E-mail:  ken.reitz@omfn.com

May 1, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Rebecca Marquigny - Office of Insurance Products

Re: Old Mutual Financial Network Separate Account VA ("Registrant") File No. 333-137531 and 811-21952
               485(a) POST-EFFECTIVE AMENDMENT #8
        -   Beacon Navigator Variable Annuity
            (commission product and typical load/surrender charge)

Dear Commissioners and Ms. Marquigny:

For the above referenced Registrant, today's filing is a Rule 485(a) post-effective May 1, 2008 amendment to a registration made on Form N-4 (the "Registration Statement") under the Securities Act of 1933, as amended ("1933 Act").

The sole purpose of today's 485(a) registration is to:

o Increase the current charge for the optional single-life Account Protection Package benefit. This optional benefit includes a guaranteed minimum death benefit as well as guaranteed minimum withdrawal benefit wrapped into one package. The GMWB feature includes a cumulative feature that allows the owner to accumulate unused GMWB to result in a `savings bank' of GMWB that can be drawn on in later years. In many competing GMWBs, the annual benefit is lost if it isn't used. A cumulative benefit provides additional liquidity flexibility to the annuity contract owner. There is additional cost to the insurer to provide this accumulation benefit. We recently discovered that this additional cost hadn't been priced into the charge for the Account Protection Package. Today's registration seeks to recoup some of that cost by slightly increasing the charge (by 5 basis points) to purchase just the single-life Account Protection Package benefits.

o We hope to have this Supplement become effective as soon after 60 days as possible - in early June 2008.

If you have any question concerning this filing before May 23, please contact the undersigned by telephone at (410) 895- 0196 or by e-mail at Ken. Reitz@omfn.com. After May 23, please contact Chip Lunde at the Jorden Burt law firm in Washington DC at 202-965-8139 or by e-mail at mcl@jordenusa.com. I will be leaving Old Mutual after May 23 to begin new employment at TIAA-CREF in Charlotte, NC.

Respectfully Submitted,

/s/  Kenneth W. Reitz